TAPIMMUNE, INC.

5 West Forsyth Street; Suite 200

Jacksonville, FL  32202

September 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	TapImmune Inc.
Registration Statement on Form S-3
Filed September 22, 2017
File No. 333-220538

Ladies and Gentlemen:

This letter follows your voicemail to our outside counsel regarding the above-referenced registration statement on Form S-3 that was filed by TapImmune Inc. on September 22, 2017.  Please accept this letter as an amendment to the registration statement to include the delaying amendment language required by Securities and Exchange Commission Rule 473 as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

We appreciate the staff’s comment, and request that the staff contact Mark A. Catchur, Esq. at (813) 229-7600 or via email at mcatchur@slk-law.com with any questions or comments.

TAPIMMUNE INC.

By:	/s/ Michael Loiacono
Michael Loiacono
Chief Financial Officer

cc:	Mark A. Catchur Esq., Shumaker, Loop & Kendrick, LLP
mcatchur@slk-law.com